UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hardinge Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412324303	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 852,542
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 852,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 412324303	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 412324303	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 412324303	Page 5 of 9 Pages

Item 1.                                        Security and Issuer.
The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Corporation”).  The address of the Corporation’s principal executive offices is One Hardinge Drive, Elmira, New York  14902.
Item 2.                                        Identity and Background.
(a) This statement is being filed by (i) Privet Fund Management LLC, a Delaware limited liability company, (ii) Privet Fund LP, a Delaware limited partnership and (iii) Ryan Levenson (“Mr. Levenson” and collectively with the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Mr. Levenson is the sole managing member of Privet Fund Management LLC, which is the general partner and investment manager of Privet Fund LP.

(b) The address of the principal offices of each of the Reporting Persons is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c) The principal business of Privet Fund Management LLC is providing administrative and management services to Privet Fund LP. The principal business of Privet Fund LP is that of private funds engaged in investment in securities for their own account. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management LLC.

(d) During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levenson is a citizen of the United States.

Item 3.                                        Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 899,640 shares of Common Stock beneficially owned by the Reporting Persons is approximately $10,494,528 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC.  Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

CUSIP No. 412324303	Page 6 of 9 Pages

Item 4.                                        Purpose of Transaction.
The Reporting Persons acquired their shares of Common Stock for investment. The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.
The Reporting Persons and their representatives have engaged in discussions with management regarding the Corporation’s operations and strategic direction.  The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.
Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.
Except as set forth herein, the Reporting Persons have no specific present plans or proposals which would result in:
(a) the acquisition by any person of additional securities or the disposition of securities of the Corporation;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;
(d) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) any material change in the present capitalization or dividend policy of the Corporation;
(f) any other material change in the Corporation’s business or corporate structure;
(g) changes in the Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;
(h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

CUSIP No. 412324303	Page 7 of 9 Pages
Item 5.  Interest in Securities of the Issuer.
(a) As of the date of this filing, the Reporting Persons beneficially own 899,640 shares (the “Shares”), or approximately 7.0% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended September 30, 2014, which reported that 12,821,768 shares of Common Stock were outstanding as of October 31, 2014).

(b) Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to hold shared voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c) Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.
Other than the Joint Filing Agreement filed as Exhibit 99.1 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation.
Item 7.                          Materials to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement.

SCHEDULE 13D
CUSIP No. 412324303	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2014
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D
CUSIP No. 412324303	Page 9 of 9 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund LP
Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (1)
10/6/2014	Purchase	12,600	$10.7430
10/7/2014	Purchase	5,748	$10.6167
10/8/2014	Purchase	6,900	$10.4185
10/9/2014	Purchase	1,700	$10.3341
10/10/2014	Purchase	3,800	$10.1595
10/13/2014	Purchase	6,380	$9.8435
10/14/2014	Purchase	6,190	$9.8211
10/15/2014	Purchase	1,100	$10.0491
10/16/2014	Purchase	6,430	$10.1024
11/6/2014	Purchase	48,735	$10.9448
11/7/2014	Purchase	12,325	$11.2258
11/10/2014	Purchase	13,824	$11.4357
11/11/2014	Purchase	13,284	$11.4699
11/12/2014	Purchase	3,900	$11.3852
11/13/2014	Purchase	18,300	$11.3876
11/14/2014	Purchase	6,000	$11.2285
11/17/2014	Purchase	16,030	$11.2678
11/18/2014	Purchase	14,792	$11.4228
11/24/2014	Purchase	147,483	$11.2500
11/25/2014	Purchase	2,730	$11.7233
11/26/2014	Purchase	9,241	$12.0098
11/28/2014	Purchase	43,504	$12.2733
12/1/2014	Purchase	16,419	$12.1701
12/2/2014	Purchase	24,521	$12.4939

2.	Privet Fund Management LLC
Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (1)
11/19/2014	Purchase	9,500	$11.2600
11/20/2014	Purchase	9,500	$11.2500
11/21/2014	Purchase	9,000	$11.2700
11/24/2014	Purchase	798	$11.3000
11/25/2014	Purchase	9,400	$11.5800
12/3/2014	Purchase	8,900	$12.7471
            ___________
1 Not including any brokerage fees.